UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29058/November 23, 2009

In the Matter of   :
                                                                              :
MetLife of CT Variable Life Insurance Separate Account Two   :
MetLife Insurance Company of CT   :
1300 Hall Boulevard   :
Bloomfield, CT 06002-2910   :
                                                                              :
(811-07891)   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

MetLife of CT Variable Life Insurance Separate Account Two filed an application on
August 24, 2009 and an amended and restated application on October 14, 2009,
requesting an order under section 8(f) of the Investment Company Act of 1940 (the
"Act") declaring that it had ceased to be an investment company.

On October 30, 2009 a notice of filing of the application was issued (Investment
Company Act Release No. 28988). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter having been considered, it is found, on the basis of the information set forth in
the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the
Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated
authority.

                                        Elizabeth M. Murphy
                                        Secretary